Exhibit 12(a)
       ALLEGHENY ENERGY INC.
       (THOUSANDS OF DOLLARS)


COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES


                                             Three Months
                                               Ended                     Twelve Months Ended
                                              March 31,                     December 31,
                                                2000       1999      1998      1997      1996      1995
Earnings:
    Net income *                            $ 86,395     $285,389  $263,008  $281,296  $210,047  $239,692
    Plus:  Fixed charges (see below)          55,294      194,431   188,328   194,916   186,666   186,832
              Income taxes                    56,784      166,915   168,702   177,716   130,347   156,876
              Amort of capitalized in             18           37         4       -         -         -
    Less:  Capitalized interest               (1,037)      (2,219)     (828)      -         -         -
           Total Earnings                   $197,404     $644,553  $619,214  $653,928  $527,060  $583,400


Fixed Charges:
    Interest on long-term debt              $ 41,284     $155,198  $161,057  $173,568  $166,387  $167,199
    Other interest                            12,197       31,612    19,395    14,409    15,398    14,417
    Estimated interest component
       of rentals                              1,763        7,621     7,876     6,939     4,881     5,216
           Total Fixed Charges              $ 55,244     $194,431  $188,328  $194,916  $186,666  $186,832



Ratio of Earnings to Fixed Charges              3.57         3.32      3.29      3.35      2.82      3.12



 * Net Income and income taxes excludes extraordinary charges